ARTICLES OF MERGER
OF
UNITED INVESTORS LIFE INSURANCE COMPANY
WITH AND INTO
PROTECTIVE LIFE INSURANCE COMPANY

Pursuant to Tennessee Code Annotated (“TCA”)  § 48-21-101 et seq. and § 56-10-101 and Nebraska Revised Statutes § 44-2126 and § 44-2127 and § 21-20.131  of the Nebraska Business Corporation Act, as well as any other applicable provisions, Protective Life Insurance Company (“Protective Life”), a Tennessee corporation, and United Investors Life Insurance Company, a Nebraska corporation (“United Investors”), hereby execute the following Articles of Merger.

ARTICLE I

The name of the surviving company is Protective Life Insurance Company and its statutory home office address is 1620 Westgate Circle, Suite 200, Brentwood, TN 37027-8035. The address of the statutory agent for Protective Life is CT Corporation System, 800 South Gay Street, Knoxville, TN 37929. The name of the non-surviving company is United Investors Life Insurance Company and its statutory home office address is   10306 Regency Parkway Drive, Omaha, Nebraska 68114-3743.  The address of the statutory agent for United Investors is Lamson, Dugan & Murray, LLP, 10306 Regency Parkway Drive, Omaha, Nebraska 68114-3743.

ARTICLE II

In connection with the merger, there will be no amendments to the 2011 Amended and Restated Charter (“Charter”) of Protective Life, the surviving corporation. The Charter and the 2011 Amended and Restated By-Laws (“By-Laws”) of Protective Life shall continue as the Charter and By-Laws of the Surviving Corporation.

ARTICLE III

Attached as Exhibit 1 and incorporated herein by reference is the Agreement and Plan of Merger (the “Plan”) of Protective Life and United Investors.  The Plan provides for the merger of United Investors with and into Protective Life, with Protective Life being the surviving corporation. The respective Boards of Directors of Protective Life and United Investors adopted the Plan on August 9, 2011.

ARTICLE IV

In accordance with TCA § 56-10-105, the sole shareholder of Protective Life adopted the Plan on March 2, 2012, with Protective Life Corporation being the sole shareholder of Protective Life casting 5,000,000 votes, the number of all of the issued and outstanding shares of Protective Life, in support of the Plan and -0- votes against the Plan. In accordance with TCA § 56-10-105, the sole shareholder of United Investors adopted the Plan on March 2, 2012, with Protective Life being the sole shareholder of United Investors casting 500,000 votes, the number of all of the issued and outstanding shares of United Investors in support of the Plan and -0- votes against the Plan.

ARTICLE V

Protective Life is a Tennessee corporation and its Charter is filed in Williamson County, Tennessee.  United Investors is a Nebraska corporation and its Amended and Restated Articles of Incorporation is filed in Douglas County, Nebraska

ARTICLE VI

The Plan and performance of its terms are duly authorized by all action required by the laws of the States of Tennessee and Nebraska and by the Charter of Protective Life and the Amended and Restated Articles of Incorporation of United Investors.

ARTICLE VII

Provided these Articles of Merger shall have been filed with the Secretary of State of the State of Tennessee and the Clerk of Williamson County, Tennessee where Protective maintains its principal place of business, these Articles of Merger shall become effective at 12:01 a.m. on the 1st day of July 2012.

Dated as of this 2nd day of April 2012.

PROTECTIVE LIFE INSURANCE	UNITED INVESTORS LIFE INSURANCE
COMPANY	COMPANY

BY: _______________________	BY:	__________________________
Richard J. Bielen	Carolyn Johnson
Vice Chairman and	President
Chief Financial Officer

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